SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2004

or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period to

Commission file number: 0-8641
A.	Full title of the plan, if different from that of the issuer named below:

SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Selective Insurance Group, Inc. 40 Wantage Avenue Branchville, NJ 07890

SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003
(With Report of Independent Registered Public Accounting Firm Thereon)

Selective Insurance
Retirement Savings Plan

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits - December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2004	3

Notes to Financial Statements	4-8

Supplemental Schedule*
1 Schedule H, Line 4 (i) - Schedule of Assets [held at end of year]-December 31, 2004	9

Signature	10

Index to Exhibits	11

Exhibit 23

*   Schedules required by Form 5500 which are not applicable have been omitted.

Report of Independent Registered Public Accounting Firm

The Trustees

Selective Insurance Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Selective Insurance Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Selective Insurance Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets [held at end of year] as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 28, 2005

Selective Insurance
Retirement Savings Plan

Statements of Net Assets
Available for Plan Benefits
as of December 31, 2004 and 2003

	2004	2003
Plan Assets:
Investments, at fair value (Note 3):
Cash and cash equivalents	$-	3,500
Selective Insurance Group, Inc. Common Stock Fund	4,169,375	3,057,208
Mutual funds	94,730,052	75,873,423
Common trust fund	16,011,936	14,733,289
Participant loans receivable	2,113,427	1,871,833
Net assets available for plan benefits	$117,024,790	95,539,253

See accompanying notes to financial statements.

Selective Insurance
Retirement Savings Plan

Statement of Changes in Net Assets
Available for Plan Benefits

Year ended December 31, 2004

Additions to (deductions from) net assets attributable to:
Contributions:
Participants	$7,926,148
Participant rollover	642,763
Participant loan interest	107,723
Employer (net of forfeitures of $426,959)	3,328,293
Total contributions	12,004,927
Investment income:
Net realized gains and change in unrealized gains (Note 3)	10,568,879
Interest	1,052,559
Dividends	2,409,310
Net investment income	14,030,748
Total additions	26,035,675
Distributions to participants	(4,550,138)
Net increase in net assets available for plan benefits	21,485,537
Net assets available for plan benefits at beginning of year	95,539,253
Net assets available for plan benefits at end of year	$117,024,790

See accompanying notes to financial statements.

Selective Insurance
Retirement Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

(1)        Plan Description:

The following brief description of the Selective Insurance Retirement Savings Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

(a)        General:

The Selected Risks Insurance Company established a Profit Sharing Plan effective July 1, 1980.  The plan was amended and or restated from time to time to become known as the Selective Insurance Retirement Savings Plan (the "Plan").

The Plan is a voluntary defined contribution retirement savings plan, which covers substantially all regular full-time and part-time employees of Selective Insurance Company of America (the "Company") who are paid on a United States payroll.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Participants direct the investment of all contributions, including the Company's contributions among a variety of the available funds.  Eligible employees of the Company may commence participation upon commencement of employment.  Participants become vested in their accrued benefits gradually over six years.    Selective Insurance Company of America is the Plan sponsor as defined by the plan.  T. Rowe Price is the plan trustee which holds the Company's assets and provides administrator duties.

(b)        Plan Participants Contributions:

Participants may contribute 2% to 50% of annual compensation (as defined by the Plan) in the aggregate on a pre-tax and/or after-tax basis, through payroll deductions.  Total contributions may not exceed the IRS limit of $13,000 for 2004 and $12,000 for 2003.  Participants age 50 or over may also make additional "catch-up" contributions to their accounts on a pre-tax basis.  Highly compensated employees may have their contributions limited further in the discretion of the Plan administrator.

 (c)       Company Contributions

The Company makes matching contributions in an amount equal to 65 cents per dollar contributed by participants on a pre-tax and/or after-tax basis up to an aggregate limit of 7% of their base compensation.  The Company does not match participants' catch-up contributions or participant contributions made in respect of annual cash incentive pay.

            (d)        Forfeited Accounts

Forfeited balances were $137,849 at December 31, 2004 and $373,776 at December 31, 2003.  In 2004, $426,959, representing forfeited amounts was used to reduce the Company's contributions.  In 2003, no forfeited amounts were used to reduce the Company's contributions.  All forfeited amounts are used to reduce the matching contributions made and/or to pay administrative expenses of the Plan.

            (e)        Administrative Expenses

Expenses incurred by the Plan are paid directly by the Company.

Selective Insurance
Retirement Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

(f)         Participants' Accounts

Each participant's account is credited with the participant's contributions, the appropriate amount of the Company's contributions and investment performance arising out of the funds in which the participant's account was invested.

(g)        Vesting

Participants' contributions and earnings or losses thereon are fully vested at all times. Company contributions and earnings or losses thereon vest in accordance with the following schedule:

Years of Service

Vesting Percentage

Less than two	0%
Two but less than three	20
Three but less than four	40
Four but less than five	60
Five but less than six	80
Six or more	100

A participant's Company contribution account balance becomes 100% vested in the case of death, total and permanent disability or at age 65.

(h)        Withdrawals

During employment, a participant may make withdrawals of all or certain portions of or his or her account balance subject to certain restrictions as defined in the plan documents. Certain withdrawals, as defined in the plan documents, preclude the participant from making further contributions or withdrawals under the Plan for a period of time.

(i)         Benefit Payments

The benefit to which a participant is entitled is provided from the participant's account.  Upon termination of service, if a participant's account balance does not exceed $5,000, the vested value is distributed in the form of a lump-sum payment.  If the account balance exceeds $5,000 the participant may request a lump-sum payment or may elect to defer distribution until age 65, as set forth in the Plan. Upon a participant's death the entire vested account balance is distributed in the form of a lump-sum payment.

(j)         Participant Loans

Participants may borrow from their vested before-tax account or rollover account, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Principal and interest is repaid through bi-weekly periodic payroll deductions.

            (k)       Investments

Effective February 3, 2003, participants not already participating in the T. Rowe Price Science and Technology Fund were not allowed to make new contributions or transfer assets into this fund.  Effective March 3, 2003, this fund was closed to all new contributions.

Selective Insurance
Retirement Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

Effective March 3, 2003, participants' accounts became limited to a maximum investment of 25% in Selective Insurance Group, Inc. common stock.  Participants at or exceeding this limit will be restricted from making future allocations to this investment option until their balance in this option accounts for less than 25% of their total account balance.

Effective November 1, 2003, the T. Rowe Price Prime Reserve Fund was closed to new contributions and replaced with the T. Rowe Price Stable Value Fund.  All contributions, which had been directed to the T. Rowe Price Prime Reserve Fund were redirected into the T. Rowe Price Stable Value Fund.  The T. Rowe Price Prime Reserve Fund balances that remained as of November 28, 2003 were automatically transferred into the T. Rowe Price Stable Value Fund on December 1, 2003.  Additionally, as of November 1, 2003, the T. Rowe Price Stable Value Fund became the default investment option for automatic enrollment contributions.

(2)         Summary of Significant Accounting Policies

(a)        Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with United States of America generally accepted accounting principles (GAAP).

(b)        Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates.

(c)        Investment Valuation and Income Recognition

Investment options under the Plan include the Selective Insurance Common Stock Fund, seventeen mutual funds and one common trust fund.  Fair value of the common stock and mutual funds, which are comprised of stocks and bonds, is based on quoted market prices except when otherwise stated.

The common trust fund is valued at cost, which approximates fair value.  Investments in the common trust fund principally consist of investment contracts, which are nontransferable but provide for benefit responsive withdrawals by Plan participants at contract value.  Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts.  Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees).  If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on the trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded when earned.

Selective Insurance
Retirement Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

(d)        Risk and Uncertainty

The Plan offers a number of investment options, which consist of investments in a variety of investment securities such as Selective Insurance Group, Inc. Common Stock, mutual funds and a common trust fund.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nineteen participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Selective Insurance Common Stock Fund, which principally invests in a single security.

(e)        Payment of Benefits

Benefits are recorded when paid.

 (3)       Investments

The following investments represent 5 percent or more of the Plan's net assets:

	2004	2003
T. Rowe Price Trust Company Funds:
Equity Income Fund
1,075,635 and 992,311 shares, respectively	$28,601,127	23,974,239
Small-Cap Value Fund
534,963 and 497,474 shares, respectively	19,087,483	14,620,766
New Income Fund
919,150 and 855,919 shares, respectively	8,373,454	7,746,069
Mid-Cap Growth Fund
262,818 and 238,860 shares, respectively	13,109,378	10,247,096
Stable Value Common Trust Fund
16,011,936 and 14,733,289 shares, respectively	16,011,936	14,733,289

The Plan's net realized gains and the change in unrealized gains are comprised of the following:

2004
Mutual Funds and Common Trust Fund	$9,417,408
Selective Insurance Group, Inc. Common Stock Fund	1,151,471
$10,568,879

 (4)       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Selective Insurance
Retirement Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

 (5)       Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 (6)       Party-in-Interest Transactions

Certain investments of the Plan are shares of mutual funds and a common trust fund, which are advised by T. Rowe Price, the recordkeeper and custodian of the Plan.  Certain Plan investments are shares of common stock issued by Selective Insurance Group, Inc.  Selective Insurance Group, Inc. is the Plan sponsor as defined by the Plan.

(7)       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Internal Revenue Service Form 5500:

2004
Net assets per the financial statements	$117,024,790
Less: Participant Loans Receivable	(9,518)
Net assets per the Form 5500	$117,015,272

Increase in net assets per the financial statements	$21,485,537
Less: Increase in deemed distributions on participant loans	(9,518)
Net change in net assets per the Form 5500	$21,476,019

Schedule 11

Selective Insurance
Retirement Savings Plan

Schedule H, Line 4 (i) - Schedule of Assets [held at end of year]
December 31, 2004

Identity of issuer	Description		Fair Value

*Selective Insurance Stock Fund	Common Stock;	94,244 shares	$4,169,375

*T. Rowe Price Funds:
Stable Value Common Trust Fund	Common Trust Fund;	16,011,936 shares	16,011,936
International Stock Fund	Mutual Fund;	401,686 shares	5,193,795
New Income Fund	Mutual Fund;	919,150 shares	8,373,454
Small-Cap Value Fund	Mutual Fund;	534,963 shares	19,087,483
Mid-Cap Growth Fund	Mutual Fund;	262,818 shares	13,109,378
Equity Income Fund	Mutual Fund;	1,075,635 shares	28,601,127
Science & Technology Fund	Mutual Fund;	220,642 shares	4,214,259
Growth Stock Fund	Mutual Fund;	95,888 shares	2,557,345
Real Estate Fund	Mutual Fund;	61,280 shares	1,096,916
High Yield Fund	Mutual Fund;	98,149 shares	706,670

Vanguard Funds:
Vanguard Balanced Index Fund - Admiral Shares	Mutual Fund;	23,051 shares	448,349
Vanguard Intermediate Admiral - Term Treasury Fund	Mutual Fund;	157,319 shares	1,771,414
Vanguard Inflation - Protected Securities Fund	Mutual Fund;	66,676 shares	838,111
Vanguard Institutional Index Fund	Mutual Fund;	50,602 shares	5,602,139

Other:
Tweedy, Browne Global Value Fund	Mutual Fund;	45,947 shares	1,065,504
Lord Abbett Mid Cap Value Fund	Mutual Fund;	55,925 shares	1,265,574
Matthews Asian Growth Income Fund	Mutual Fund;	35,484 shares	561,352
Neuberger Berman Fasciano Fund	Mutual Fund;	5,534 shares	237,182
			114,911,363
*Participant Loans Receivable
(interest rates from 5% to 10%)	392 loans;		2,113,427
Total			$117,024,790

*Party-in-interest as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Selective Insurance Retirement Savings Plan Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAN: Selective Insurance Retirement Savings Plan

PLAN ADMINISTRATOR:	Selective Insurance Company of America

Date: June 28, 2005	By: /s/Dale A. Thatcher
Dale A. Thatcher
Executive Vice President of Finance,
Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of KPMG LLP dated June 28, 2005